January 15, 2013

Via EDGAR

Pamela A. Long, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Tecogen Inc.
Amendment No.4 to Registration Statement
No. 333-178697

Dear Ms. Long:

The purpose of this letter is to respond to your letter of January 4, 2013 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 5 to the Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 52

1.
We note that your selling expense has increased significantly over the periods presented. In this regard, we also note that as a percentage of revenues, selling expense was 2.6%, 7.1% and 9.5% of revenues for 2010, 2011 and the nine months ended September 30, 2012. Please expand your disclosures to explain reasons for these increases and the nature of the costs included in selling expense.

We have revised our disclosure as requested to include the reasons for the fluctuation in our selling expenses. The new section on page 52 reads as follows:

"Selling expenses within this category increased in the first nine months of 2012 to $915,842 compared to $381,617 for the same period in 2011, an increase of $534,225 due to the Company's efforts in creating a stronger sales and marketing team which began during 2011. This effort included hiring new personnel for both sales and marketing and hiring a public relations firm. In addition to the above, during the nine months ended September 30 2012 the Company invested approximately $155,000 in trade shows and a traveling “road show” where three of the Company's products were showcased on an enclosed trailer which traveled up and down the west coast. During the same period in 2011 the Company incurred approximately $31,000 in trade show expenses."

Tecogen Inc.
45 First Avenue
Waltham, MA 02451
781-466-6400 • 781-466-6466 (fax)
www.tecogen.com

Securities and Exchange Commission
January 15, 2013

The new section on page 54 reads as follows:

"Selling expenses for the years ended December 31, 2011 and 2010 were $782,252 and $290,505, respectively, an increase of $491,747. Approximately $200,000 of this increase is due to an increase in commission costs in 2011 since the Company experienced more commissionable sales during this period. The balance was due to the Company's efforts in creating a stronger sales and marketing team which began during 2011. This effort included hiring new personnel for both sales and marketing and hiring a public relations firm."

Security Ownership of Certain Beneficial Owners and Management, page 69

2.	Please update your disclosure to present security ownership as of the most recent practicable date. See Item 403 of Regulation S-K.

We have revised our disclosure as requested in the Security Ownership of Certain Beneficial Owners and Management Table to include that the percentages are based on 54,417,854 shares of Common Stock issued and outstanding as of January 15, 2013.

Recent Sales of Unregistered Securities, page F-39

3.
We note your disclosure in Note 3 on page F-10 that on September 30, 2012 certain holders of the debentures converted the principal amount and accrued interest on the debentures into shares of the company’s common stock. Please include the disclosure required by Item 701 of Regulation S-K with respect to this issuance of common stock, including the applicable exemption from registration.

We have revised our disclosure on Item 15. Recent Sales of Unregistered Securities as follows:

“On September 30, 2012, certain holders of the debentures converted the principal amount of $100,000 and accrued interest in the amount of $6,100 into 340,960 shares of the Company's Common Stock. The conversion was done by a related party representing 0.6% of the total shares then outstanding. Prior to this transaction the company had 54,593,882 shares of common stock outstanding. Included in those shares are 170,480 shares to Paris & Aliki Nikolaidis, Trustees for the John N. Hatsopoulos Family Trust for the benefit of Nia Marie Hatsopoulos and 170,480 shares to Paris & Aliki Nikolaidis, Trustees for the John N. Hatsopoulos Family Trust for the benefit of Alexander John Hatsopoulos. Such transaction was exempt from registration under Section 3(a)(9) of the Securities Act and/or under Rule 506 of Regulation D.”

Exhibits

4.
With respect to the exhibits you are requesting confidential treatment for, please note that the publicly filed documents should be marked as indicated in Staff Legal Bulletin No. 1A, and should include a legend indicating that the material has been omitted pursuant to a request for confidential treatment and that the material has been filed separately. Please further note that any comments on your request for confidential treatment must be resolved before we will accelerate the effective date of your registration statement.

We have filed the exhibits for which confidential treatment has been requested marked as indicated in Staff Legal Bulletin No. 1A, including the required legend.

Securities and Exchange Commission
January 15, 2013

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

TECOGEN INC.
/s/ Bonnie J. Brown
By:    Bonnie J. Brown
Chief Financial Officer

cc:     Mindy Hooker, Staff Accountant
Jeanne Baker, Staff Accountant
Erin Jaskot, Staff Attorney
Craig Slivka, Special Counsel